EXHIBIT 11 COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended
	March 31,
	2016	2015
NUMERATOR:
Net loss attributable to the Company – common shares	$(88,515)	$(384,966)
Net loss attributable to the Company per common share – basic and diluted	$(88,515)	$(384,966)

DENOMINATOR:
Weighted average common shares outstanding - basic	84,409	84,118
Weighted average common shares outstanding - diluted	84,409	84,118

Net loss attributable to the Company per common share:
Basic	$(1.05)	$(4.58)
Diluted	$(1.05)	$(4.58)

(1)

Outstanding equity awards of 7.1 million and 6.5 million for the three months ended March 31, 2016 and 2015, respectively, were not included in the computation of diluted earnings per share because to do so would have been antidilutive.